Exhibit 99.2

Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we advise of the results of the voting on the matters submitted to the annual general meeting (“Meeting”) of the shareholders of Eupraxia Pharmaceuticals Inc. (“Company”) held on June 18, 2026.

The matters voted on at the Meeting and the results of the voting were as follows:

Item 1: Number of Directors

On a vote by ballot, the shareholders approved setting the number of directors at seven.

Votes For	% For	Votes Against	% Against
24,492,802	99.983	4,161	0.017

Item 2: Election of Directors

On a vote by ballot, the following nominees were elected as directors to serve until the next annual meeting of shareholders of the Company or until his or her successor is duly elected or appointed.

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
James A. Helliwell	19,815,199	99.784	42,865	0.216
Simon Pimstone	18,091,080	91.102	1,766,984	8.898
Richard M. Glickman	19,443,941	97.915	414,123	2.085
John Montalbano	19,470,318	98.047	387,746	1.953
Joseph Freedman	19,828,021	99.849	30,043	0.151
Amy Pott	19,828,243	99.850	29,821	0.150
Robert Bazemore	19,853,021	99.975	5,043	0.025

Item 3: Appointment of Auditors

On a vote by ballot, the shareholders re-appointed KPMG LLP as auditor of the Company for the ensuing year and authorized the directors to set the auditor’s pay.

Votes For	% For	Votes Withheld	% Withheld
24,409,660	99.644	87,302	0.356

Yours truly,

Eupraxia Pharmaceuticals Inc.

(signed) “James A. Helliwell”___
Chief Executive Officer